盛德律師事務所
SIDLEY AUSTIN BROWN & WOOD

BEIJING
BRUSSELS
CHICAGO
DALLAS
GENEVA
HONG KONG
LONDON

49TH FLOOR, BANK OF CHINA TOWER
ONE GARDEN ROAD
CENTRAL, HONG KONG
TELEPHONE (852) 2509-7888
FACSIMILE (852) 2509-3110
www.sidley.com

FOUNDED 1866

LOS ANGELES
NEW YORK
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SHANGHAI
SINGAPORE
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WRITER'S DIRECT NUMBER
(852) 2509-7865

WRITER'S E-MAIL ADDRESS
htli@sidley.com

[redacted]

03037404

SUPPL

Our Ref: 22277-00002

November 3, 2003

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

SEC MAIL PROCESSING
RECEIVED
NOV 14 2003
WASH. D.C. 155 SECTION

Attn: 1934 Act Filing Desk

Dear Sir or Madam:

We represent China Oilfield Services Limited ("COSL"), which is a foreign private issuer that has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. COSL's exemption file number is 82-34696.

Enclosed please find an announcement made by COSL. Should you have any questions about this matter, please do not hesitate to contact us.

Yours sincerely,

Li Huanting

Huanting Timothy Li

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

dlw 11/17

File No.: 82-34696

The following announcement was published in the Hong Kong press as well as carried on the website of The Stock Exchange of Hong Kong Limited ("SEHK") in accordance with the Listing Rules of the SEHK and the Listing Agreement between the SEHK and China Oilfield Services Limited.

COSL

CHINA OILFIELD SERVICES LIMITED

中海油田服務股份有限公司

(incorporated in the People's Republic of China with limited liability)

ANNOUNCEMENT

The board of directors (the "Board") of China Oilfield Services Limited (the "Company") announced today that Mr. Fu Chengyu has been appointed Chairman and Chief Executive Officer ("CEO") of CNOOC Limited effective October 16, 2003. As a result, Mr. Fu Chengyu submitted his resignation from his position as CEO of the Company on October 31, 2003 and Mr. Yuan Guangyu, an executive Director and the Chief Operations Officer of the Company, has been nominated as the new CEO of the Company.

Mr. Fu Chengyu's resignation as the Company's CEO and the appointment of Mr. Yuan Guangyu as the Company's new CEO took effect on November 3, 2003.

Mr. Fu Chengyu will remain as a non-executive director and the Chairman of the Board.

By Order of the Board
China Oilfield Services Limited
Chen Weidong
Company Secretary

Beijing, November 3, 2003